QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO
SCHEDULE 13E-3
(Final Amendment)

(RULE 13e-3-100)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

WESTFIELD AMERICA, INC.
(Name of the Issuer)

WESTFIELD AMERICA MANAGEMENT LIMITED ACN 072 780 619,
in its capacity as Responsible Entity and Trustee of
WESTFIELD AMERICA TRUST ARSN 092 058 449
WESTFIELD HOLDINGS LIMITED ACN 001 671 496
WESTFIELD AMERICA, INC.
MALL ACQUISITION CORP.
FRANK P. LOWY
DAVID H. LOWY
STEVEN M. LOWY
PETER S. LOWY
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

959910 10 0
(CUSIP Number of Class of Securities)

George Thomas Forster, Esq.
Westfield America Trust
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
Australia

Telephone: 011-612-9358-7000
Facsimile: 011-612-9358-7077

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications on
Behalf of Person(s) Filing Statement)

Copies to:

Morris J. Kramer, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Telephone: (212) 735-3000
Facsimile: (212) 735-2000

This statement is filed in connection with (check the appropriate box):

(a)	/x/	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
(b)	/ /	The filing of a registration statement under the Securities Act of 1933.
(c)	/ /	A tender offer.
(d)	/ /	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: / /

Check the following box if the filing is a final amendment reporting the results of the transaction: /x/

INTRODUCTION

    This Amendment No. 2 (this "Schedule 13E-3") to the Rule 13e-3 Transaction Statement on Schedule 13E-3 first filed on June 13, 2001, as amended by Amendment No. 1 filed on August 28, 2001, is being filed by Westfield America Management Limited (the "Purchaser"), in its capacity as responsible entity and trustee of Westfield America Trust ("WAT"), an Australian publicly traded unit trust, Westfield Holdings Limited, an Australian corporation ("WHL"), Westfield America, Inc., a Missouri corporation (the "Company"), Mall Acquisition Corp., a Delaware corporation ("Merger Sub"), Frank P. Lowy, David H. Lowy, Steven M. Lowy and Peter S. Lowy. Frank P. Lowy, David H. Lowy, Steven M. Lowy and Peter S. Lowy are collectively referred to herein as the "Lowy Family". Pursuant to the Agreement and Plan of Merger, dated as of February 14, 2001, Merger Sub will merge with and into the Company, with the Company as the surviving corporation. In the merger, other than shares owned by the Purchaser and its affiliates, each issued and outstanding share of the Company's common stock will be cancelled and automatically converted into the right to receive $16.25 in cash, less any amounts required by law to be withheld and paid to governmental entities, without interest thereon.

    The item numbers and responses thereto below are in accordance with the requirements of Schedule 13E-3.

Item 3. Identity and Background of Filing Person.

    (a) - (c)  This Schedule 13E-3 is being filed by the Purchaser, WHL, the Company, Merger Sub and the Lowy Family. Merger Sub is a Delaware corporation. Peter S. Lowy, Richard E. Green and Mark A. Stefanek are the directors of Merger Sub. Peter S. Lowy is the President of Merger Sub. Mark A. Stefanek is the Treasurer of Merger Sub. Elizabeth P. Westman is the Secretary of Merger Sub.

    Elizabeth P. Westman was appointed Secretary of Westfield America in 2001. She holds a Bachelor of Arts degree in economics from Pomona College and a Juris Doctorate from University of Michigan Law School. From June 2000 until her appointment as Secretary of Westfield America, she served as Assistant Secretary of Westfield America. Prior to that, from January through May of 2000, she was an associate of the firm Faegre & Benson LLP in Minneapolis, Minnesota, and was previously an associate of the firm O'Melveny & Myers LLP in Los Angeles, California from 1997 to 1999. Ms. Westman is a U.S. citizen.

    During the last five years, neither Merger Sub nor, to the knowledge of Merger Sub, any of the directors or officers of Merger Sub (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such rules.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

    (a)  Except as disclosed in this Item 5(a), during the past two years, there have been no transactions that would be required to be disclosed under this Item 5(a) between (i) Merger Sub or, to the best knowledge of Merger Sub, any of the directors or officers of Merger Sub and (ii) the Company or any of its executive officers, directors or affiliates.

    (b), (c) and (e) Except as set forth in "SPECIAL FACTORS—Background of the Offer and the Merger," "—Plans for the Company After the Merger; Certain Effects of the Offer and the Merger," and "THE MERGER AGREEMENT" of the proxy statement, there have been no material contacts, negotiations and transactions during the past two years which would be required to be disclosed under this Item 5(b) between Merger Sub, or to the best knowledge of Merger Sub, any of the directors or officers of Merger Sub and the Company or its affiliates concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Item 6. Purposes of the Transaction and Plan or Proposals.

    (c)(1), (3) - (8) On September 28, 2001, the Company's shareholders approved and adopted the Agreement and Plan of Merger, dated February 14, 2001, among the Company, Merger Sub and the Purchaser, pursuant to which Merger Sub was merged with and into the Company (the "Merger"). The Merger became effective on October 1, 2001. In the Merger, each issued and outstanding share of the Company's common stock, other than shares of common stock beneficially owned by the Purchaser and WHL, was cancelled and automatically converted into the right to receive $16.25 in cash, without interest or any other payment thereon.

    On October 1, 2001, the Company and the Purchaser issued a press release announcing the completion of the Merger, a copy of which is attached hereto as Exhibit (a)(1)(B) and incorporated herein by reference.

Item 15. Additional Information.

    (b)  The information set forth in the press release, dated October 1, 2001, a copy of which is attached hereto as Exhibit (a)(1)(B), is incorporated herein by reference.

Item 16.  Exhibits.

    99(a)(1)(B)  Text of joint press release issued by the Purchaser and the Company, dated October 1, 2001, announcing completion of the Merger.

SIGNATURES

    After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2001	WESTFIELD AMERICA MANAGEMENT LIMITED, IN ITS CAPACITY AS RESPONSIBLE ENTITY AND TRUSTEE OF WESTFIELD AMERICA TRUST
	By:	/s/ PETER S. LOWY Name: Peter S. Lowy Title: Director
WESTFIELD AMERICA, INC.
	By:	/s/ PETER S. LOWY Name: Peter S. Lowy Title: President and Chief Executive Officer
WESTFIELD HOLDINGS LIMITED
	By:	/s/ PETER S. LOWY Name: Peter S. Lowy Title: Director
MALL ACQUISITION CORP.
By:	/s/ PETER S. LOWY Name: Peter S. Lowy Title: President
/s/ FRANK P. LOWY Frank P. Lowy
/s/ DAVID H. LOWY David H. Lowy
/s/ STEVEN M. LOWY Steven M. Lowy
/s/ PETER S. LOWY Peter S. Lowy

Exhibit Index

    99(a)(1)(B)  Text of joint press release of the Purchaser and the Company, dated October 1, 2001, announcing completion of the Merger.

QuickLinks

INTRODUCTION
  Item 16. Exhibits.
SIGNATURES
Exhibit Index